UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

CELSION CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

15117n305
(CUSIP Number)

The Mangrove Partners Fund, L.P.
c/o Mangrove Partners
10 East 53rd Street
31st Floor
New York, New York 10022
Attention:  Ward Dietrich
(646) 470-9450
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Jonathan Baum
Avenir Law
39 Hollenbeck Avenue
Great Barrington, Massachusetts 01230
(413) 528-7980

September 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 15117n305	Page 2 of 10 Pages

	(1) Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).	The Mangrove Partners Fund, L.P. 27-2067192
	(2) Check the appropriate box if a member of a group	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds	WC
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	0
	(8) Shared voting power	1,667,671*
	(9) Sole dispositive power	0
	(10) Shared dispositive power	1,667,671*
	(11) Aggregate amount of beneficially owned by each reporting person	1,667,671*
	(12) Check if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	6.3%**
	(14) Type of reporting person	PN
*           Of the 1,667,671 shares of Common Stock for which beneficial ownership is claimed, 141,500 shares represent shares of Common Stock which may be acquired upon the exercise of options.

**        The ownership percentage is calculated based on 26,632,062 shares of Common Stock outstanding as of August 22, 2011, as reported in the issuer’s Amendment No. 1 to Form S-1, Registration Statement, filed with the Securities and Exchange Commission on September 14, 2011.

SCHEDULE 13D
CUSIP No. 15117n305	Page 3 of 10 Pages

	(1) Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).	Mangrove Partners 98-0652572
	(2) Check the appropriate box if a member of a group	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds	AF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	0
	(8) Shared voting power	1,667,671*
	(9) Sole dispositive power	0
	(10) Shared dispositive power	1,667,671*
	(11) Aggregate amount of beneficially owned by each reporting person	1,667,671*
	(12) Check if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	6.3%**
	(14) Type of reporting person*	OO
*           Of the 1,667,671 shares of Common Stock for which beneficial ownership is claimed, 141,500 shares represent shares of Common Stock which may be acquired upon the exercise of options.

**        The ownership percentage is calculated based on 26,632,062 shares of Common Stock outstanding as of August 22, 2011, as reported in the issuer’s Amendment No. 1 to Form S-1, Registration Statement, filed with the Securities and Exchange Commission on September 14, 2011.

SCHEDULE 13D
CUSIP No. 15117n305	Page 4 of 10 Pages

	(1) Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).	Mangrove Capital 98-0652571
	(2) Check the appropriate box if a member of a group	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds	AF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	0
	(8) Shared voting power	1,667,671*
	(9) Sole dispositive power	0
	(10) Shared dispositive power	1,667,671*
	(11) Aggregate amount of beneficially owned by each reporting person	1,667,671*
	(12) Check if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	6.3%**
	(14) Type of reporting person	OO
*           Of the 1,667,671 shares of Common Stock for which beneficial ownership is claimed, 141,500 shares represent shares of Common Stock which may be acquired upon the exercise of options.

**        The ownership percentage is calculated based on 26,632,062 shares of Common Stock outstanding as of August 22, 2011, as reported in the issuer’s Amendment No. 1 to Form S-1, Registration Statement, filed with the Securities and Exchange Commission on September 14, 2011.

SCHEDULE 13D
CUSIP No. 15117n305	Page 5 of 10 Pages

	(1) Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).	Nathaniel August
	(2) Check the appropriate box if a member of a group*	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds	AF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	United States of America
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	0
	(8) Shared voting power	1,667,671*
	(9) Sole dispositive power	0
	(10) Shared dispositive power	1,667,671*
	(11) Aggregate amount of beneficially owned by each reporting person	1,667,671*
	(12) Check if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	6.3%**
	(14) Type of reporting person	IN
*           Of the 1,667,671 shares of Common Stock for which beneficial ownership is claimed, 141,500 shares represent shares of Common Stock which may be acquired upon the exercise of options.

**        The ownership percentage is calculated based on 26,632,062 shares of Common Stock outstanding as of August 22, 2011, as reported in the issuer’s Amendment No. 1 to Form S-1, Registration Statement, filed with the Securities and Exchange Commission on September 14, 2011.

SCHEDULE 13D
CUSIP No. 15117n305	Page 6 of 10 Pages

Item 1     Security and Issuer.

This statement relates to certain shares (the “Common Stock”) of common stock, par value $0.01 per share of Celsion Corporation, a corporation organized under the laws of the State of Delaware (the “Company” or the “Issuer”) with principal offices at 10220-L Old Columbia Road, Columbia, Maryland 21046-2364.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2     Identity and Background.

(a) This Schedule 13D is being filed by The Mangrove Partners Fund, L.P., a Delaware limited partnership (“Mangrove Fund”), Mangrove Partners, a Cayman Islands exempted company with limited liability (“Mangrove Partners”), Mangrove Capital, a Cayman Islands exempted company with limited liability (“Mangrove Capital”), and Nathaniel August, an individual.

Each of the foregoing persons or entities is referred to herein as a “Reporting Person” or collectively as “Reporting Persons.”

(b) The business address of each of the Reporting Persons is 10 East 53rd Street, 31st Floor, New York, New York 10022.

(c) Mangrove Fund is a private investment fund engaged in the business of acquiring, holding and disposing of investments in various companies. The principal business of Mangrove Capital is serving as the general partner of Mangrove Fund. The principal business of Mangrove Partners is serving as the investment manager of Mangrove Fund. The principal occupation of Mr. August is serving as Director of Mangrove Partners.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. August is a citizen of the United States.

Item 3     Source and Amount of Funds or Other Consideration.

As of the date of this Schedule 13D, Mangrove Fund owns 1,526,171 shares of Common Stock, purchased for an aggregate price of $4,808,803.31  and options to acquire 141,500 shares of Common Stock, purchased for an aggregate price of $31,192.92. No other Common Stock or Common Stock equivalent is owned by any Reporting Person.

CUSIP No. 15117n305	Page 7 of 10 Pages

Item 4     Purpose of Transaction.

Mangrove Fund acquired the Common Stock beneficially owned by the Reporting Persons in the ordinary course of purchasing, selling and investing in securities. In the ordinary course of performing research, Mangrove Partners, on behalf of Mangrove Fund, held a conference call with officers of the Company on September 23, 2011.  As part of the conference call, Mangrove Partners acknowledged the Company’s recent comments that the ongoing clinical trial for Thermodox is unlikely to stop for efficacy at the upcoming interim analysis and made certain recommendations with regards to the Company’s strategic direction and the ongoing Thermodox drug trial.  In the event that the trial continues onto its final endpoint, Mangrove Partners recommended that the Company lower the number of events for its trial endpoint and report the observed hazard ratio for Progression Free Survival at the time of the interim look.  Mangrove Partners recommended the reduction in the number of events for the final endpoint based on its estimate that the trial endpoint of 380 events will not happen until the second half of 2013 and the implication thereof to Mangrove Partners that the Company will require additional funding during the intervening period.  Mangrove Partners expressed its desire for the Company to provide a meaningful update on the trial in order to minimize the cost of additional capital should Mangrove’s concerns regarding additional funding be correct.  In the event that the Thermodox trial shows statistical significance for Progression Free Survival at the upcoming interim look, Mangrove Partners recommended that the Company consider splitting the endpoints of the trial between Progression Free Survival and Overall Survival and filing for approval based only on Progression Free Survival.  Mangrove Partners explained that it believes that by doing so the Company could have two opportunities to file a New Drug Application for Thermodox with the Food and Drug Administration and that Thermodox could have an expanded label versus what would be available with a simultaneous unblinding that contains only a trend on the overall survival endpoint.  The Company indicated that it intends to comply with the Special Protocol Assessment that exists between the Company and the Food and Drug Administration and that some or all of Mangrove Partners’ recommended actions may therefore not be possible. The Company further indicated that pursuant to the Special Protocol Assessment, it may not have access to or control access to the information necessary to act on Mangrove’s recommendations.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5     Interest in Securities of the Issuer.

(a)-(b) As of the date of this Schedule 13D, Mangrove Fund has shared voting and dispositive power with respect to 1,667,671 shares of Common Stock (of which 141,500 shares represent shares of Common Stock which may be acquired upon the exercise of options), representing approximately 6.3% of the 26,632,062  shares of Common Stock outstanding as of August 22, 2011, as reported in the Issuer’s Amendment No. 1 to Form S-1, Registration Statement, filed with the Securities and Exchange Commission on September 14, 2011.

Mangrove Partners, in its capacity as investment manager of Mangrove Fund, has shared voting and dispositive power with respect to 1,667,671 shares of Common Stock (of which 141,500 shares represent shares of Common Stock which may be acquired upon the exercise of options), representing approximately 6.3% of the 26,632,062  shares of Common Stock outstanding as of August 22, 2011, as reported in the Issuer’s Amendment No. 1 to Form S-1, Registration Statement, filed with the Securities and Exchange Commission on September 14, 2011.

Mangrove Capital, in its capacity as general partner of Mangrove Fund, has shared voting and dispositive power with respect to 1,667,671 shares of Common Stock (of which 141,500 shares represent shares of Common Stock which may be acquired upon the exercise of options), representing approximately 6.3% of the 26,632,062  shares of Common Stock outstanding as of August 22, 2011, as reported in the Issuer’s Amendment No. 1 to Form S-1, Registration Statement, filed with the Securities and Exchange Commission on September 14, 2011.

Mr. August, in his capacity as the Director of Mangrove Partners and Director of Mangrove Capital has shared voting and dispositive power with respect to 1,667,671 shares of Common Stock (of which 141,500 shares represent shares of Common Stock which may be acquired upon the exercise of options), representing approximately 6.3% of the 26,632,062  shares of Common Stock outstanding as of August 22, 2011, as reported in the Issuer’s Amendment No. 1 to Form S-1, Registration Statement, filed with the Securities and Exchange Commission on September 14, 2011.

(c) The trade dates, number of shares of Common Stock and Common Stock equivalents purchased or sold and the price per share of Common Stock (including commissions) and where and how the transactions were effected for all transactions in the Common Stock and Common Stock equivalents by the Reporting Persons in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference.

CUSIP No. 15117n305	Page 8 of 10 Pages

(d)  Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)  Not applicable.

Item 6     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7     Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of September 26, 2011, by and among The Mangrove Partners Fund, L.P., Mangrove Capital, Mangrove Partners and Nathaniel August.

SCHEDULE 13D
CUSIP No. 15117n305	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct:
September 26, 2011

THE MANGROVE PARTNERS FUND, L.P.
By:	MANGROVE CAPITAL
as General Partner

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

/s/ Nathaniel August
Name: Nathaniel August

SCHEDULE 13D
CUSIP No. 15117n305	Page 10 of 10 Pages

SCHEDULE A

Transactions Effected in Last 60 Days

Transactions by Mangrove Fund:

Date	Type of Security	Type of Transaction	Number of Shares or Options Purchased (P) or Sold (S)		Purchase Price ($)	Common Stock Equivalents	Strike Price

8/4/2011	Common Stock	Open Market Purchase	171,556	(P)	3.02	171,556

8/5/2011	Common Stock	Open Market Purchase	102,652	(P)	2.95	102,652

8/22/2011	Common Stock	Open Market Purchase	27,442	(P)	2.93	27,442

8/23/2011	Common Stock	Open Market Purchase	16,499	(P)	2.96	16,499

9/2/2011	Common Stock	Open Market Purchase	41,763	(P)	3.45	41,763

9/6/2011	Common Stock	Open Market Purchase	758	(P)	3.57	758

9/8/2011	Common Stock	Open Market Purchase	71,128	(P)	3.54	71,128

9/9/2011	Common Stock	Open Market Purchase	76,800	(P)	3.45	76,800

9/12/2011	Common Stock	Open Market Purchase	50,000	(P)	3.48	50,000

9/13/2011	Common Stock	Open Market Purchase	100,000	(P)	3.30	100,000

9/13/2011	Option	Open Market Purchase	208	(P)	0.15	20,800	5.50

9/13/2011	Option	Open Market Purchase	923	(P)	0.23	92,300	5.00

9/14/2011	Common Stock	Open Market Purchase	100,000	(P)	3.18	100,000

9/15/2011	Common Stock	Open Market Purchase	87,190	(P)	3.20	87,190

9/16/2011	Common Stock	Open Market Purchase	100,000	(P)	3.12	100,000

9/19/2011	Option	Open Market Purchase	196	(P)	0.20	19,600	5.00

9/19/2011	Common Stock	Open Market Purchase	100,000	(P)	2.98	100,000

9/20/2011	Option	Open Market Purchase	88	(P)	0.25	8,800	5.00

9/22/2011	Common Stock	Open Market Purchase	100,000	(P)	2.94	100,000

9/23/2011	Common Stock	Open Market Purchase	44,600	(P)	2.96	44,600